SANDELL SUPPORTS SOUTHERN UNION COMPANY'S ACTIONS TO IMPROVE SHAREHOLDER VALUE THROUGH ITS RECENT STRATEGIC PLAN

NEW YORK, March 1 -- Sandell Asset Management Corp. ("Sandell") today announced that it supports Southern Union Company's (NYSE:SUG; the "Company") strategic plan for 2007 and beyond as laid out today in connection with the Company's quarterly earnings announcement. In addition to the details around the Company's operating initiatives, the plan calls for many of the value enhancing measures suggested by Sandell, including the creation of a master limited partnership and the consideration of returning capital to shareholders when appropriate. In light of Southern Union's adopting this encouraging strategic plan, Sandell is withdrawing its nomination of an alternate slate of directors in connection with the Company's upcoming annual meeting of stockholders.

Tom Sandell, the CEO and Senior Portfolio Manager of Sandell stated, "As the largest individual shareholder of Southern Union, we are pleased with the company's strategic plan. We have always believed in the quality of Southern Union's assets and the strength of its cash flow. We commend management for acting positively to our concerns and suggestions to enhance value for all shareholders. While we believe Southern Union currently remains undervalued, we are hopeful that the effective and timely execution of this plan will go a long way toward addressing this situation. We therefore look forward to seeing the company follow through on these initiatives in the near term."